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Exhibit 12.1

APCOA/STANDARD PARKING INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIO DATA)

	YEAR ENDED DECEMBER 31,					March 31,
	1997	1998	1999	2000	2001	2002
						(Unaudited)
Income (loss) before income taxes and minority interest	$2,320	$(19,642)	$(8,252)	$(10,637)	$(21,961)	$(1,230)
Fixed Charges	3,893	12,870	17,537	19,323	19,882	4,121

Earnings	$6,213	$(6,772)	$9,285	$8,686	$(2,079)	$2,891

Interest Expense	$3,713	$12,301	$16,743	$18,311	$18,403	$3,916
Amortization of deferred financing costs	180	569	794	1,012	1,479	205
Interest portion of rent expense	—	—	—	—	—	—

Fixed charges	$3,893	$12,870	$17,537	$19,323	$19,882	$4,121

Ratio of earnings to fixed charges	1.5x	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1:  Earnings were inadequate to cover fixed charges by $19,642, $8,252, $10,637 and $21,961 for the years ended December 31, 1998, 1999, 2000 and 2001, respectively, and by $1,230 for the three months ended March 31, 2002.

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  Exhibit 12.1